AB 3/11/06

06004260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

SEC FILE NUMBER
8- 36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2017 St. John Ave. Suite A
(No. and Street)

Dyersburg (City) Tennessee (State) 38024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Hopper 731-285-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

185 N. Church St. (Address) Dyersburg (City) TN (State) 38024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/06

OATH OR AFFIRMATION

I, J. Thomas Hopper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Financial Plus, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public Expiration Date - 02-19-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATA
ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

January 23, 2006

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

Members of the Board:

We have recently completed our annual audit of the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2005, and we have submitted our report of that examination dated. During our audit, we reviewed general operations and internal controls in effect. We have concluded that internal controls are adequate for the protection of the Company's assets and to insure the accurate recording of its transactions.

During our audit, we noted numerous disbursements, mainly credit card statements, without adequate documentation to support the disbursement. We recommend that receipts for credit card transactions be reviewed before the disbursement is made.

We appreciate the cooperation of bank personnel during our engagement, and we look forward to serving you again in the future.

Alexander Thompson Arnold PLLC

Alamo, TN
Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

FIRST CITIZENS FINANCIAL PLUS, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Balance Sheets	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Changes in Liabilities Subordinate to General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information	10
Report on Internal Control	11-12

ATA
ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying balance sheets of First Citizens Financial Plus, Inc., as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims to general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2005 and 2004, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
January 23, 2006

Alamo, TN
Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.
BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS		
Current Assets		
Cash in bank	$ 161,017	$ 453,846
Certificates of deposit	573,230	299,695
Accrued interest receivable	8,129	727
Prepaid expense	24,418	42,327
Commissions receivable	54,072	56,591
Total Current Assets	820,866	853,186
Fixed Assets		
Furniture and equipment	136,464	25,167
TOTAL ASSETS	**$ 957,330**	**$ 878,353**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Taxes payable	$ 59,108	$ 76,117
Accrued rent	7,704	19,704
Accrued commissions	8,699	32,909
Other liabilities	50,660	71,881
Total Current Liabilities	126,171	200,611
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2005 and 2004	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	349,409	195,992
Total Stockholders' Equity	831,159	677,742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 957,330**	**$ 878,353**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

	2005	2004
Income		
Commissions earned	$ 1,309,645	$ 1,156,207
Interest income	18,728	3,439
Total Income	1,328,373	1,159,646
Expenses		
Regulatory costs	15,249	14,898
Advertising	32,963	30,572
Commissions	353,030	297,338
Salaries and employee benefits	454,307	413,468
Fees	16,448	16,245
Telephone expenses	17,407	18,844
Affiliation fees	52,163	32,052
Bonding insurance	909	959
Computer services	14,343	18,503
Professional services	10,586	4,022
Rent	24,804	19,704
Repair and maintenance	12,903	11,545
Travel and seminars	12,372	5,043
Dues and subscriptions	4,568	3,466
Freight	569	1,903
Supplies	9,491	7,988
Depreciation	22,232	15,533
Postage	5,490	6,046
Utilities	4,250	4,634
Other expenses	13,632	10,125
Total Expenses	1,077,716	932,888
Net income before income taxes	250,657	226,758
Provision for income tax expense	97,240	88,680
Net Income	**$ 153,417**	**$ 138,078**
Earnings per share	**$ 190.11**	**$ 171.10**
Weighted average shares outstanding	**807**	**807**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2005 and 2004

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2004	$ 201,750	$ 280,000	$ 57,914	$ 539,664
Comprehensive income				
Net income			138,078	138,078
Balance - December 31, 2004	201,750	280,000	195,992	677,742
Comprehensive income				
Net income			**153,417**	**153,417**
Balance - December 31, 2005	**$ 201,750**	**$ 280,000**	**$ 349,409**	**$ 831,159**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
December 31, 2005 and 2004

	2005	2004
Total Liabilities	$ 126,171	$ 200,611
Liabilities Subordinate to General Creditors	$	

See independent auditors' report.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Activities		
Net income	$ 153,417	$ 138,078
Adjustments to reconcile net income to net cash used by operating activities:		
Provision for depreciation	22,232	15,533
Decrease in prepaid expenses	17,909	29,180
Increase in accrued interest receivable	(7,402)	(355)
Increase (decrease) in current liabilities	(74,440)	141,486
Decrease (increase) in commissions receivable	2,519	(26,724)
NET CASH PROVIDED BY OPERATING ACTIVITIES	114,235	297,198
Investing Activities		
Purchase of fixed assets	(133,529)	(5,020)
Investment in certificates of deposit	(273,535)	(101,762)
NET CASH USED BY INVESTING ACTIVITIES	(407,064)	(106,782)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(292,829)	190,416
Cash and cash equivalents at beginning of year	453,846	263,430
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 161,017**	**$ 453,846**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	**$ 55,114**	**$**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

Organization

The Corporation was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Corporation began operations on June 3, 1985.

Nature of Operations

The Corporation provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

Basis of Accounting

The financial statements of the Corporation are presented using the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

Fixed Assets

Fixed assets of the Corporation are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2005, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

Note 3 - Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2005	2004
Furniture and equipment	$ 259,368	$ 124,798
Less: accumulated depreciation	122,904	99,631
	$ 136,464	$ 25,167

Note 4 - Broker/Dealer

In late December, 1988, First Citizens Financial Plus, Inc., was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee.

Note 5 - Securities Information Center

As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2005, the Corporation is in good standing with the Securities Information Center.

Note 6 - Employee Stock Ownership Plan

The employees of First Citizens Financial Plus, Inc., participate in the Employee Stock Ownership Plan and 401K Plan sponsored by the parent company, First Citizens National Bank. The contributions for the years ended December 31, 2005 and 2004 were $63,744 and $54,086, respectively.

Note 7 - Significant Concentrations of Credit Risk

As of December 31, 2005 and 2004, First Citizens Financial Plus, Inc. had deposits in the amount of $73,873 and $268,435 respectively that were not insured.

Note 8 – Obligation of Lease Payable

Beginning July 1, 2005, First Citizens National Bank, the parent company of First Citizens Financial Plus, Inc., entered into a 5 year lease agreement for office space for First Citizens Financial Plus, Inc., which is located at 2017 St. John Street, Dyersburg, Tennessee. First Citizens National Bank will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. After five years First Citizens National Bank will have the option to renew the lease for an additional 5 year period at the same rental amount, then the lease agreement can be renewed for an additional five years for a rental fee of $2,460 per month commencing on July 1, 2015.

Future lease payments are as follows:

2006	$ 22,200
2007	22,200
2008	22,200
2009	22,200
2010	22,200
	$111,000

Note 9 – Related Party Transaction

During the year ended December 31, 2005, First Citizens Financial Plus, Inc., entered into a lease agreement for office space with a member of the Board of Directors.

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2005 and 2004

	2005	2004
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 831,159	$ 677,742
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 781,159**	**$ 627,742**
Aggregate Indebtedness		
Accrued liabilities	$ 126,171	$ 200,611
Total Indebtedness	**$ 126,171**	**$ 200,611**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 831,159	$ 677,742
Less: adjustment for non-allowable items:		
Other assets	33,437	200,325
Furniture and fixtures	136,464	25,167
Haircuts on securities	2,448	5,647
Net Capital	658,810	446,603
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 608,810**	**$ 396,603**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 658,810	$ 446,603
Net Capital	**$ 658,810**	**$ 446,603**
Aggregate Indebtedness		
Accrued liabilities	**$ 126,171**	**$ 200,611**
Ratio: Aggregate Indebtedness/Net Capital	19.15%	45.00%

See independent auditors' report.

ATA
ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of First Citizens Fianancial Plus, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Alamo, TN
Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
January 23, 2006